SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(AMENDMENT NO. _)*

CRDENTIA CORPORATION
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

225235308
(CUSIP Number)

October 26, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)
☒ Rule 13d-1 (c)
☐ Rule 13d-1 (d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 225235308	13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON: Valens Offshore SPV I, Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0539781

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware	☐
	5	SOLE VOTING POWER

		0 shares of Common Stock. *
Number of	6	SHARED VOTING POWER
Shares
Beneficially		2,500,000 shares of Common Stock. *
Owned by	7	SOLE DISPOSITIVE POWER
Each Reporting
Person With		0 shares of Common Stock. *
	8	SHARED DISPOSITIVE POWER

		2,500,000 shares of Common Stock. *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,500,000 shares of Common Stock.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.22%
12	TYPE OF REPORTING PERSON

CO

* Based on 29,584,110 shares of the common stock, par value $0.0001 per share (the “Shares”) outstanding of Crdentia Corp., a Delaware corporation (the “Company”), as disclosed in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007. As of October 26, 2007, Valens Offshore SPV I, Ltd. (”Valens Offshore”) held (i) a warrant (the “Warrant”) to acquire 833,333 Shares, at an exercise price of $0.35 per Share, subject to certain adjustments, and (ii) 1,666,667 Shares. Valens Offshore is managed by Valens Capital Management, LLC (“VCM”). Eugene Grin and David Grin, through other entities, are the controlling principals of VCM, and share voting and investment power over the securities owned by Valens Offshore reported in this Schedule 13G.

CUSIP No. 225235308	13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON: Valens Capital Management, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903345

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware	☐
	5	SOLE VOTING POWER

		0 shares of Common Stock. *
Number of	6	SHARED VOTING POWER
Shares
Beneficially		2,500,000 shares of Common Stock. *
Owned by	7	SOLE DISPOSITIVE POWER
Each Reporting
Person With		0 shares of Common Stock. *
	8	SHARED DISPOSITIVE POWER

		2,500,000 shares of Common Stock. *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,500,000 shares of Common Stock.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.22%
12	TYPE OF REPORTING PERSON

OO

* Based on 29,584,110 shares of the common stock, par value $0.0001 per share (the “Shares”) outstanding of Crdentia Corp., a Delaware corporation (the “Company”), as disclosed in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007. As of October 26, 2007, Valens Offshore SPV I, Ltd. (”Valens Offshore”) held (i) a warrant (the “Warrant”) to acquire 833,333 Shares, at an exercise price of $0.35 per Share, subject to certain adjustments, and (ii) 1,666,667 Shares. Valens Offshore is managed by Valens Capital Management, LLC (“VCM”). Eugene Grin and David Grin, through other entities, are the controlling principals of VCM, and share voting and investment power over the securities owned by Valens Offshore reported in this Schedule 13G.

CUSIP No. 225235308	13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON: David Grin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel	☐
	5	SOLE VOTING POWER

		0 shares of Common Stock. *
Number of	6	SHARED VOTING POWER
Shares
Beneficially		2,500,000 shares of Common Stock. *
Owned by	7	SOLE DISPOSITIVE POWER
Each Reporting
Person With		0 shares of Common Stock. *
	8	SHARED DISPOSITIVE POWER

		2,500,000 shares of Common Stock. *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,500,000 shares of Common Stock.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.22%
12	TYPE OF REPORTING PERSON

IN

* Based on 29,584,110 shares of the common stock, par value $0.0001 per share (the “Shares”) outstanding of Crdentia Corp., a Delaware corporation (the “Company”), as disclosed in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007. As of October 26, 2007, Valens Offshore SPV I, Ltd. (”Valens Offshore”) held (i) a warrant (the “Warrant”) to acquire 833,333 Shares, at an exercise price of $0.35 per Share, subject to certain adjustments, and (ii) 1,666,667 Shares. Valens Offshore is managed by Valens Capital Management, LLC (“VCM”). Eugene Grin and David Grin, through other entities, are the controlling principals of VCM, and share voting and investment power over the securities owned by Valens Offshore reported in this Schedule 13G.

CUSIP No. 225235308	13G	Page 5of 10 Pages

1	NAME OF REPORTING PERSON: Eugene Grin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States	☐
	5	SOLE VOTING POWER

		0 shares of Common Stock. *
Number of	6	SHARED VOTING POWER
Shares
Beneficially		2,500,000 shares of Common Stock. *
Owned by	7	SOLE DISPOSITIVE POWER
Each Reporting
Person With		0 shares of Common Stock. *
	8	SHARED DISPOSITIVE POWER

		2,500,000 shares of Common Stock. *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,500,000 shares of Common Stock.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.22%
12	TYPE OF REPORTING PERSON

IN

* Based on 29,584,110 shares of the common stock, par value $0.0001 per share (the “Shares”) outstanding of Crdentia Corp., a Delaware corporation (the “Company”), as disclosed in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007. As of October 26, 2007, Valens Offshore SPV I, Ltd. (”Valens Offshore”) held (i) a warrant (the “Warrant”) to acquire 833,333 Shares, at an exercise price of $0.35 per Share, subject to certain adjustments, and (ii) 1,666,667 Shares. Valens Offshore is managed by Valens Capital Management, LLC (“VCM”). Eugene Grin and David Grin, through other entities, are the controlling principals of VCM, and share voting and investment power over the securities owned by Valens Offshore reported in this Schedule 13G.

CUSIP No. 225235308	13G	Page 6 of 10 Pages

Item 1(a).	Name of Issuer: Crdentia Corp.

Item 1(b).	Address of Issuer's Principal Executive Offices:
5001 LBJ Freeway, Suite 850
Dallas, TX 75244

Item 2(a).	Name of Person Filing: Valens Offshore SPV I, Ltd.

This Schedule 13G is also filed on behalf of Valens Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Valens Capital Management, LLC manages Valens Offshore SPV I, Ltd. Eugene Grin and David Grin, through other entities, are the controlling principals of Valens Capital Management, LLC, and share voting and investment power over the shares owned by Valens Offshore SPV I, Ltd., and Valens Capital Management, LLC. Information related to each of Valens Offshore SPV I, Ltd., Valens Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b).	Address of Principal Business Office or if none, Residence:
c/o Valens Capital Management, LLC,
335 Madison Avenue, 10th Floor, New York, NY 10017

Item 2(c).	Citizenship: Cayman Islands

Item 2(d).	Title of Class of Securities: Common Stock ("Common Stock")

Item 2(e).	CUSIP Number: 225235308

Item 3.	Not Applicable

Item 4.	Ownership:

(a)	Amount Beneficially Owned: 2,500,000 shares of Common Stock

(b)	Percent of Class: 8.22%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0 shares of
Common Stock.*

CUSIP No. 225235308	13G	Page 7 of 10 Pages

(ii)	shared power to vote or to direct the vote: 2,500,000 shares of Common Stock. *

(iii)	sole power to dispose or to direct the disposition of:
0 shares of Common Stock. *

(iv)	shared power to dispose or to direct the disposition of:
2,500,000 shares of Common Stock. *

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the
Securities: Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group: Not applicable

Item 10.	Certification:

By signing below, I certify to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect

* Based on 29,584,110 shares of the common stock, par value $0.0001 per share (the “Shares”) outstanding of Crdentia Corp., a Delaware corporation (the “Company”), as disclosed in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007. As of October 26, 2007, Valens Offshore SPV I, Ltd. (”Valens Offshore”) held (i) a warrant (the “Warrant”) to acquire 833,333 Shares, at an exercise price of $0.35 per Share, subject to certain adjustments, and (ii) 1,666,667 Shares. Valens Offshore is managed by Valens Capital Management, LLC (“VCM”). Eugene Grin and David Grin, through other entities, are the controlling principals of VCM, and share voting and investment power over the securities owned by Valens Offshore reported in this Schedule 13G.

CUSIP No. 225235308	13G	Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 1, 2007 Date
Valens Offshore SPV I, Ltd.

By:	/s/ Eugene Grin
Eugene Grin
Authorized Signatory

CUSIP No. 225235308	13G	Page 9 of 10 Pages

APPENDIX A

A. Name:	Valens Offshore SPV I, Ltd., a Delaware corporation
335 Madison Avenue, 10th Floor
New York, New York 10017

Place of
Organization:	Delaware

B. Name:	Valens Capital Management, LLC, a Delaware limited
liability company
335 Madison Avenue, 10th Floor
New York, New York 10017

Place of
Organization:	Delaware

C. Name:	David Grin
Business	335 Madison Avenue, 10th Floor
Address:	New York, New York 10017

Principal	Director of Laurus Master Fund, Ltd.
Occupation:	Principal of Laurus Capital Management, LLC
and Valens Capital Management, LLC
Citizenship:	Israel

D. Name:	Eugene Grin
Business	335 Madison Avenue, 10th Floor
Address:	New York, New York 10017

Principal	Director of Laurus Master Fund, Ltd.
Occupation:	Principal of Laurus Capital Management, LLC
and Valens Capital Management, LLC
Citizenship:	United States

CUSIP No. 225235308	13G	Page 10 of 10 Pages

Each of Valens Capital Management, LLC, Eugene Grin and David Grin hereby agree, by their execution below, that the Schedule 13G to which this Appendix A is attached is filed on behalf of each of them, respectively.

Valens Capital Management, LLC,

/s/ Eugene Grin
Eugene Grin
Authorized Signatory November 1, 2007

/s/ David Grin
David Grin November 1, 2007

/s/ Eugene Grin
Eugene Grin November 1, 2007